SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	December	2005
Commission File Number	0-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Material Change Report, dated December 5, 2005

This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

DOCUMENT 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Research In Motion Limited (the “Company” or “RIM”)

295 Phillip Street

Waterloo, Ontario

N2L 3W8

2.	Date of Material Change

November 30, 2005.

3.	News Release

A news release was issued in Waterloo, Ontario on November 30, 2005 through the newswire services of CCN Matthews and BusinessWire and is annexed hereto as Schedule “A”.

4.	Summary of Material Change

RIM announced that the U.S. District Court for the Eastern District of Virginia (“District Court”) issued two rulings on November 30, 2005 in the patent litigation between RIM and NTP, Inc. ("NTP"). The District Court ruled that the Term Sheet entered between the parties in March 2005 to settle the litigation was not an enforceable agreement. Other details of the ruling were filed under seal by the District Court. The District Court also denied RIM's motion to stay further proceedings in the case until the U.S. Patent & Trademark Office (“Patent Office”) reaches a final determination in its reexamination of the NTP patents. As a result of the rulings, further proceedings will continue in the District Court.

5.	Full Description of Material Change

RIM announced that the District Court issued two rulings on November 30, 2005 in the patent litigation between RIM and NTP. The District Court ruled that the Term Sheet entered between the parties in March 2005 to settle the litigation was not an enforceable agreement. Other details of the ruling were filed under seal by the District Court. The District Court also denied RIM's motion to stay further proceedings in the case until the Patent Office reaches a final determination in its reexamination of the NTP patents. As a result of the rulings, further proceedings will continue in the District Court.

The District Court will set up a briefing schedule and hearing date at a later time for further proceedings in the case based on the remand from the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”). The Federal Circuit decision of August 2, 2005 vacated the injunction and damages award originally entered as a result of the District Court trial in 2002 and remanded the case to the District Court for further proceedings. The Federal Circuit decision also reversed or vacated the infringement finding on 9 of the 16 litigated patent claims.

As previously disclosed, RIM will file a request that the U.S. Supreme Court accept an appeal of the Federal Circuit’s August 2, 2005 decision in relation to its affirmation of infringement on 7 litigated patent claims. The process by which the Supreme Court will decide whether to hear the case is expected to occur over the next few months. While further review by the Supreme Court is generally uncommon,

RIM continues to believe this case raises significant national and international issues warranting further appellate review.

During the upcoming proceedings, the District Court will be asked to decide a variety of matters relating to the litigation, including the impact of the Federal Circuit’s reversal of infringement findings on issues of liability and damages. RIM also expects NTP to ask the District Court to enter a new injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. The District Court will schedule briefings and a hearing prior to deciding each of these matters. RIM maintains that an injunction is inappropriate given the specific facts of this case, including:

-	the outright rejection of all NTP patent claims in rigorous initial Office Actions* already issued by the Patent Office;
-	the fact that the Patent Office is expected to begin issuing its next Office Actions (which will take into account NTP’s responses to the initial Office Actions) in the coming weeks;
-	RIM’s upcoming request for Supreme Court review;
-	the Supreme Court’s November 28 decision to hear the appeal in the case of MercExchange v. eBay on questions relating to the propriety of injunctions in patent litigation; and
-	public interest concerns relating to any potential suspension or interruption of BlackBerry service in the United States.

RIM believes these factors should hold significant weight in any decisions relating to an injunction, however it will ultimately be up to the courts to decide these matters and there can never be an assurance of a favorable outcome in any litigation.

As a contingency, RIM has also been preparing software workaround designs which it intends to implement if necessary to maintain the operation of BlackBerry services in the United States. Further details will be made available if such implementation becomes necessary.

If a further injunction is granted to NTP and RIM is not able to promptly vacate, stay or overturn the injunction, provide services or products outside the scope of the NTP patents, or conclude a license with NTP on reasonable terms: (a) RIM may be unable to continue to export or make available for sale its wireless handhelds and software into the United States and/or make available BlackBerry service to users in the United States, which is the largest market for RIM's products and services; and (b) the Company may have to terminate the contractual arrangements with its customers, carriers and resellers in the United States, and the Company could be subject to claims for any losses incurred or claims against such customers, carriers and resellers. In addition, RIM’s ability to implement a software workaround design is subject to those risks identified in the “forward-looking statements” disclaimer set out in the last paragraph of the attached press release.

RIM is reviewing any potential accounting implications of the latest developments and will provide a further update as soon as practicable.

* The rejections of NTP patents in the initial Office Actions issued by the Patent Office were based in part on prior art not considered in the District Court trial in 2002 and were derived through a recently improved Patent Office process whereby reexamination decisions now require thorough review and unanimous agreement from a panel of supervisors and senior patent examiners (see press release titled “USPTO IMPROVES PROCESS FOR REVIEWING PATENTS” at http://www.uspto.gov/web/offices/com/speeches/05-38.htm).

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Executive Officer

For further information, please contact Dennis Kavelman – Chief Financial Officer of the Company at (519) 888-7465.

9.	Date of Report

Dated at Waterloo, Ontario, this 5th day of December, 2005.

SCHEDULE “A”

November 30, 2005

FOR IMMEDIATE RELEASE

RIM Provides Update on NTP Litigation

Waterloo, ON – The U.S. District Court for the Eastern District of Virginia (“District Court”) issued a ruling today in the patent litigation between Research In Motion Limited ("RIM") (Nasdaq: RIMM; TSX: RIM) and NTP, Inc. ("NTP"). The District Court ruled that the Term Sheet entered between the parties in March 2005 to settle the litigation was not an enforceable agreement. Other details of the ruling were filed under seal by the District Court, therefore RIM cannot comment further on the details of the decision. The District Court also denied RIM's motion to stay further proceedings in the case until the U.S. Patent & Trademark Office (“Patent Office”) reaches a final determination in its reexamination of the NTP patents. As a result of today’s rulings, further proceedings will continue in the District Court.

The District Court will set up a briefing schedule and hearing date at a later time for further proceedings in the case based on the remand from the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”). The Federal Circuit decision of August 2, 2005 vacated the injunction and damages award originally entered as a result of the District Court trial in 2002 and remanded the case to the District Court for further proceedings. The Federal Circuit decision also reversed or vacated the infringement finding on 9 of the 16 litigated patent claims.

As previously disclosed, RIM will file a request that the U.S. Supreme Court accept an appeal of the Federal Circuit’s August 2, 2005 decision in relation to its affirmation of infringement on 7 litigated patent claims. The process by which the Supreme Court will decide whether to hear the case is expected to occur over the next few months. While further review by the Supreme Court is generally uncommon, RIM continues to believe this case raises significant national and international issues warranting further appellate review.

During the upcoming proceedings, the District Court will be asked to decide a variety of matters relating to the litigation, including the impact of the Federal Circuit’s reversal of infringement findings on issues of liability and damages. RIM also expects NTP to ask the District Court to enter a new injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. The District Court will schedule briefings and a hearing prior to deciding each of these matters. RIM maintains that an injunction is inappropriate given the specific facts of this case, including:

-	the outright rejection of all NTP patent claims in rigorous initial Office Actions* already issued by the Patent Office;
-	the fact that the Patent Office is expected to begin issuing its next Office Actions (which will take into account NTP’s responses to the initial Office Actions) in the coming weeks;
-	RIM’s upcoming request for Supreme Court review;
-	the Supreme Court’s November 28 decision to hear the appeal in the case of MercExchange v. eBay on questions relating to the propriety of injunctions in patent litigation; and
-	public interest concerns relating to any potential suspension or interruption of BlackBerry service in the United States.

RIM believes these factors should hold significant weight in any decisions relating to an injunction, however it will ultimately be up to the courts to decide these matters and there can never be an assurance of a favorable outcome in any litigation.

As a contingency, RIM has also been preparing software workaround designs which it intends to implement if necessary to maintain the operation of BlackBerry services in the United States. Further details will be made available if such implementation becomes necessary.

RIM is reviewing any potential accounting implications of the latest developments and will provide a further update as soon as practicable.

* The rejections of NTP patents in the initial Office Actions issued by the Patent Office were based in part on prior art not considered in the District Court trial in 2002 and were derived through a recently improved Patent Office process whereby reexamination decisions now require thorough review and unanimous agreement from a panel of supervisors and senior patent examiners (see press release titled “USPTO IMPROVES PROCESS FOR REVIEWING PATENTS” at http://www.uspto.gov/web/offices/com/speeches/05-38.htm).

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information visit www.rim.com or www.blackberry.com.

###

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to RIM's plans and expectations regarding its dispute with NTP and its intention to implement a software workaround if necessary to maintain the operation of BlackBerry services in the United States. Forward- looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factors titled "The Company May Infringe on the Intellectual Property Rights of Others", “The Company may not be able to enhance its products or develop new products at competitive prices or in a timely manner”, “Defects in the Company’s products and services can be difficult to detect” and the other risks described in the "Risk Factors" section of RIM's Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date:	December 5, 2005	By:	/S/ BRIAN BIDULKA
Name: Brian Bidulka Title: Vice President, Corporate Controller